SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 20, 2006

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K and incorporated herein is the Registrant’s press release dated November 20, 2006, entitled “Scailex Corporation Announces Third Quarter 2006 Results”.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

November 20, 2006

NEWS

FOR IMMEDIATE RELEASE

Scailex Corporation Announces Third Quarter 2006 Results

—	Reports Net Income of $2.2 Million

Tel Aviv, Israel – November 20, 2006. Scailex Corporation Ltd. (TASE: SCIX; OTC BB: SCIXF.OB) today announced its unaudited financial results for the third quarter ended September 30, 2006.

The results of operations for the third quarter of 2006 include no revenues. The operating loss in the third quarter of 2006 was $0.6 million compared to an operating loss of $0.7 million in the third quarter of 2005.

Scailex Corporation reported net income from continuing operations of $2.6 million in the third quarter of 2006 compared to net income from continuing operations of $2.3 million in the third quarter of 2005. The net income from continuing operations in the third quarter of 2006 is primarily attributable to financial income of $3.5 million. The net loss from discontinued operations in the third quarter of 2006 was $0.4 million compared to net income from discontinued operations of $1.1 million in the third quarter of 2005 that related mainly to the operating results of Scailex Vision (Tel Aviv) Ltd. (“SV”), the majority owned subsidiary of the Company whose operations were sold to Hewlett-Packard Company (“HP”) in November 2005, which were offset by operational losses of Jemtex Inkjet Printing Ltd., in which Scailex transferred its controlling stake in August 2006. The loss from discontinued operations in the third quarter of 2006 mainly reflects Jemtex losses. Scailex Corporation reported net income of $2.2 million in the third quarter of 2006 compared to net income of $3.4 million in the third quarter of 2005.

Cash, cash equivalents and investments in securities at the end of the third quarter of 2006 at Scailex Corporation and its wholly-owned subsidiaries amounted to $299.9 million. Cash and cash equivalents at SV at the end of the third quarter of 2006 amounted to $38.8 million, excluding the $24.0 million retained in escrow under the asset purchase agreement with HP. Recently, HP filed an indemnity claim with the escrow agent for the release to it of approximately $5.3 million out of such escrow funds (Scailex Corporation’s share in the claimed amount is approximately $2.9 million, after taking into account tax consequences and Scailex’s stake in SV). SV rejected these claims, but there is no assurance that SV will be successful in defending its position. Also, in mid-November, SV received $1.0 million (and accrued interest) that was retained in a special tax escrow (as part of the $24 million escrow).

Yahel Shachar, Scailex’s CEO, stated: “following our previous report in the matter, scailex is continuing the evaluation of a possible acquisition of shares of the Oil Refineries in Haifa, in the framework of its Initial Public Offering on the Tel Aviv Stock Exchange expected to take place in early 2007, and commenced its preparations accordingly.”

Conference Call
Scailex will be holding a conference call to discuss its third quarter of 2006 on Tuesday, November 21, 2006 at 7:00 a.m. EST (12:00 a.m. GMT, 2:00 p.m. Israel time). All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.Scailex.com. A replay of the conference call will be available shortly after the call during the eight days following the conference call (until November 29, 2006) at the following numbers:

US:	1-800-475-6701
Intl:	1-320-365-3844
Access code:	845726

Scailex Corporation Ltd.

Scailex Corporation shares trade on The Tel Aviv Stock Exchange under the symbol “SCIX” and are quoted on the OTC Bulletin Board under the symbol “SCIXF.OB.” For more information, please visit our Web site at www.Scailex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) our absence of significant operations following the sale of the business of Scailex Vision and uncertainty as to our future business model and our ability to identify, evaluate and execute suitable business opportunities, (2) the fact that our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or PFIC, (3) changes in domestic and foreign economic and market conditions, (4) the impact of the Company’s accounting policies, (5) risks relating to pursuing strategic alternatives, (6) risks and uncertainties associated with the tax and accounting consequences of the sale of the business of Scailex Vision, (7) risks and uncertainties relating to the Company’s plans for its financial assets following the sale of Scailex Vision, (8) the fact that we may be deemed an “investment company” under the Investment Company Act of 1940 under certain circumstances (including as a result of the investments of assets following the sale of the operations of Scailex Vision), and/or the risk that we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an “investment company”, (9) risks and uncertainties resulting from the sale of approximately 50% of our outstanding share capital by our former two principal shareholders to an unaffiliated third party and the potential impact on the Company and our operations and strategies, (10) the impact of significant changes in our board of directors and management resulting from such sale, and (11) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission, including without limitation, those set forth under such headings as “Risk Factors” and “Trend Information” in the Company’s Annual Report on Form 20-F. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Contact

Scailex Corporation Ltd.
Yahel Shachar
Chief Executive Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@Scailex.com

(Tables to Follow)

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SCAILEX CORPORATION LTD. (AN ISRAELI COMPANY) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(U.S. Dollars in thousands, except per share data)

	Quarter ended September 30, 2006 (Unaudited)	Quarter ended September 30, 2005 (Unaudited)

Expenses
General and administrative	(571)	(657)

Operating loss	(571)	(657)

Financial Income - net	3,482	1,056
Other income - net	0	141

Income before taxes on income	2,911	540
Taxes on income	(184)	(233)

	2,727	307

Gain from sale / Share in results of associated company	0	2,000

Minority interest in results of a subsidiary	(87)	0

Net income from continuing operations	2,640	2,307
Net Income (Loss) from discontinued operations	(432)	1,069

Net income for the period	2,208	3,376

Earnings (Loss) per share - basic & diluted
Continuing operations	$0.07	$0.06
Discontinued operations	$(0.01)	$0.03

	$0.06	$0.09

Weighted average number of shares used in
computation of EPS (in thousands) - basic	38,066	38,066

computation of EPS (in thousands) - diluted	38,146	38,134

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CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	September 30, 2006 (Unaudited)	December 31 2005 (Audited)

Assets

Current assets:
Cash and cash equivalents	221,467	200,047
Short-term investments	42,385	30,405
Restricted deposit	0	5,165
Other receivables	795	568
Deferred income taxes	0	1,260
Current Assets of discontinued operations	27,824	81,072

Total current assets	292,471	318,517

Investments and other non-current assets

Securities held-to-maturity	23,988	29,707

Other investments and prepaid expenses	1,064	1,529

Funds in respect of employee rights upon retirement	82	61

Non Current Assets of discontinued operations	0	1,195

	25,134	32,492

Property and Equipment, net of
accumulated depreciation and amortization	7	9

	317,612	351,018

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	47	73
Income taxes payable	13,673	13,660
Accrued and other liabilities	631	1,142
Current liabilities related to discontinued operations	16,300	31,443

Total current liabilities	30,651	46,318

Long-term liabilities:
Liability for employee rights upon retirement	168	107
Long-term liabilities related to discontinued operation	1,200	1,800

Total long-term liabilities	1,368	1,907

Total liabilities	32,019	48,225

Minority interest of discontinued operation	10,381	41,190

Shareholders' equity	275,212	261,603

	317,612	351,018

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